                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

Form 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

 Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Persons

Chancellor Private Capital Offshore Partners II, L.P.
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(Last)                              (First)                             (Middle)


c/o INVESCO Private Capital, Inc. , 1166 Avenue of the Americas
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                                   (Street)

 New York                        New York                                 10036
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(City)                              (State)                                (Zip)


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2.   Date of Event Requiring Statement (Month/Day/Year)

       3/24/99
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3.   IRS Number of Reporting Person (Voluntary)

       98-0169351
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4.  Issuer Name and Ticker or Trading Symbol

GoodNoise Corporation  -  GDNO
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5.   Relationship of Reporting Person to Issuer:
         (Check all applicable)

         _________ Director                               X      10% Owner
                                                     -----------
         _________ Officer (give                     ___________ Other (Specify
                           title below)                                below)

                                        -----------------------------------

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6.   If Amendment, Date of Original (Month/Day/Year)

N/A
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           Table 1 - - Non Derivative Securities Beneficially Owned

1.  Title of Security      2.  Amount of Securities           3. Ownership Form:        4. Nature of Indirect
    (Instru. 4)                Beneficially Owned                Direct (D) or             Beneficial Ownership
                               (Instru. 4)                       Indirect (I)              (Instru 5.)
                                                                 (Instru. 5)
_____________________      ________________________           _____________________     _______________________
_____________________      ________________________           _____________________     _______________________
_____________________      ________________________           _____________________     _______________________
_____________________      ________________________           _____________________     _______________________

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                 (Page 1 of 2)

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Table II - - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative     2. Date Exer-    3. Title and Amount        4. Conversion    5. Ownership      6. Nature of
   Security                   cisable and      Underlying Derivative      of Exercise      Form of           Indirect
                              Expiration       Security (Instru. 4)       Price of         Derivative        Beneficial
                              Date (Month,                                Derivative       Security:         Ownership
                              Day Year)                                   Security         Direct (D)        (Instru. 5)
                           ---------------- ------------------------                       or Indirect (I)
                           Date     Expir-                  Amount                         (Instru. 5)
                           Exer-    tion                    or Number
                           cisable  Date         Title      of Shares

Series B Convertible                                                      $3.00 per
     Preferred Stock       3/24/99  None    Common Stock     624,000      Share                   D          N/A
--------------------       -------  ----    ------------   ---------      ---------     ----------------  --------------------

                                                                                                          Shares are part of
                                                                                                          group over which
                                                                                                          investment advisor
Series B Convertible                                                      $3.00 per                       has sole dispositive
     Preferred Stock       3/24/99  None    Common Stock   2,709,400      Share                   I       power
--------------------       -------  ----    ------------   ---------      ---------     ----------------  --------------------

Explanation of Responses:

Item 2: INVESCO Private Capital, Inc. is an investment advisor registered with the US Securities and Exchange Commission under the Investment Advisors Act of 1940, as amended. Several clients, listed below, are the legal owners of the securities covered by this Form 3. Pursuant to the investment management contracts with each of these clients, INVESCO Private Capital, Inc. has sole investment discretion and voting authority with respect to such securities. INVESCO Private Capital, Inc. is the investment advisor for the following group members:
         Chancellor Private Capital Partners III, L.P., Citiventure 96 Partnership L.P., Chancellor Private Capital Offshore Partners II, L.P., Chancellor Private Capital Offshore Partners I, C.V. and Citiventure III Private Participation Limited, all of which group members share beneficial ownership of the securities described in Table II.


**Intentional misstatements or omissions of fcats constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

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                    ** Signature of Reporting Person              Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is sufficient,
      See Instruction 6 for procedure.

                                 (Page 2 of 2)